EXHIBIT 12.1

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,		For the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$278	$204	$320	$324	$994	$1,163	$1,006
Fixed Charges	291	307	422	479	447	442	436
AFUDC	—	(1)	(1)	(2)	(1)	(7)	(44)

Earnings	$569	$510	$741	$801	$1,440	$1,598	$1,398

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$291	$307	$420	$476	$444	$440	$434
Interest Factor in Rentals	—	—	2	3	3	2	2

Total Fixed Charges	$291	$307	$422	$479	$447	$442	$436

Ratio of Earnings to Fixed Charges	1.96	1.66	1.76	1.67	3.22	3.62	3.21

(A)

The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)

Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.